UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Private Placement

On January 5, 2025, Chijet Moter Company Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”), severally but not jointly, for a private placement offering (the “Private Placement”) of 1,678,572 ordinary shares, par value $0.003 per share, of the Company (the “Ordinary Shares”) at $1.68 per share (the “Shares”) and warrants to purchase Ordinary Shares (the “Warrants”) to purchase up to 5,035,716 Ordinary Shares.

The Warrants have an exercise price of $1.00 per share (subject to adjustment as set forth in the Warrants), are exercisable on or after January 7, 2025 for three years. The Warrants contain standard adjustments to the exercise price, including without limitation, stock dividends, splits, and reclassifications.

The Private Placement closed on January 7, 2025. The gross proceeds to the Company from the Private Placement, before deducting estimated offering expenses payable by the Company, are expected to be approximately $2.82 million.

Based in part upon the representations of the Investors in the Securities Purchase Agreement, the offering and sale of the Shares and Warrants will be exempt from registration under Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The sales of the Shares and Warrants by the Company in the Private Placement have not been registered under the Securities Act or any U.S. state securities laws and the Shares and Warrants may not be offered or sold in the United States absent registration with the U.S. Securities and exchange Commission or an applicable exemption from the registration requirements. In the Securities Purchase Agreement and Warrants, the Investors represented that each of them is a “non-U.S. person,” as such term is defined in Regulation S under the Securities Act, and is not acquiring the Shares and Warrants with a view to any resale, distribution or other disposition of the Shares and Warrants in violation of the United States federal securities laws.

The foregoing description of the Securities Purchase Agreement and the Warrants does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of a Warrant and the form of a Securities Purchase Agreement which are filed as Exhibit 4.1 and Exhibit 10.1 hereto, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description of Exhibit
4.1	Form of Warrant
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: January 10, 2025	By:	/s/ Dongchun Fan
	Name:	Dongchun Fan
	Title:	Chief Financial Officer